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                                  EXHIBIT 99.1

                LETTER FROM CHAIRMAN AND CHIEF EXECUTIVE OFFICER


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                                                         _____________ __, 2002



Dear Provident Shareholders:

         We are pleased to inform you that Provident Bankshares Corporation has revised its Dividend Reinvestment and Direct Stock Purchase Plan (formerly known as the "Provident Bankshares Corporation Dividend Reinvestment and Stock Purchase Plan"). We are providing this notice to advise existing participants of the plan changes and to inform interested shareholders of the plan's existence. If you are not already a plan participant but would like to enroll, please review the enclosed prospectus and follow the enrollment instructions. The plan changes are effective ____________ __, 2002 and are summarized below.

Direct Stock Purchases/Sales
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1.   Interested investors may now purchase their initial shares of Provident common stock through the plan and then participate fully in all of the plan's features.
2. New investors will be charged a $10.00 enrollment fee and may enroll online at equiserve.com or by completing the Plan Enrollment Form attached to the enclosed prospectus.
3. Participants may now sell their shares of Provident common stock through the plan.

Plan Features/Fees
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Provident Bankshares will still pay the fees and processing charges for reinvesting dividends through the plan, but certain fees will apply to the plan services described below:

1. Participants who purchase initial shares or additional shares through optional cash contributions (excluding shares purchased with reinvested dividends) will incur: (a) a processing fee of $0.03 for each share and each fractional share purchased; (b) a $5.00 fee for each purchase made by check; and (c) a $2.50 fee for each purchase made by automatic deduction from their U.S. bank account.
2. Participants will also be charged a $25.00 service fee for any optional cash investment returned unpaid, whether made by check or by attempted automatic deduction.
3. Participants who sell shares through the plan will be charged a service fee of $15.00 and a processing fee of $0.12 per share and fractional share sold.


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Other Plan Changes
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1.   Participants may authorize automatic deductions from their U.S. bank account to purchase additional shares through the plan.
2.   The minimum additional share purchase has been reduced to $50.00
     (from $100.00).
3. The price of shares purchased under the plan from Provident Bankshares with reinvested dividends and with optional cash investments will be equal to the average daily high and low of the stock's market price for the three trading days in the relevant pricing period (instead of the 12 trading days in the relevant period).
4. Participants will now receive account statements each time they conduct a plan transaction or there is activity in their plan account.
5. Participants may access their plan account and access the plan's services online at equiserve.com.

         The above is a brief summary of the plan changes. Please refer to the attached prospectus for the complete terms applicable to the plan. If you have any questions regarding the plan, please call the plan administrator, Equiserve Trust Company, N.A. at (866) 820-0125.


                                               Sincerely,



                                               Peter M. Martin
                                               Chairman and CEO